UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

EVALUATION REPORT OF SADIA S.A. BANCO BRADESCO S.A. CAPITAL MARKET DEPARTMENT July 13, 2006 [BRADESCO LOGO]

INDEX

SECTIONS

I. IMPORTANT NOTES. 03

II.EXECUTIVE SUMMARY. 07

III. INFORMATION ABOUT THE VALUATION EXPERT 15

IV.EVALUATION OF SADIA. 30

-INFORMATION ABOUT THE COMPANY. 31

-AVERAGE PRICE OF THE SHARES. 38

-BOOK VALUE PER SHARE 39

-DISCOUNTED CASH FLOW 40

-MULTIPLES. 49

V. ANNEXES

ANNEX I - GLOSSARY. 51

ANNEX II - HISTORICAL QUOTATIONS. 52

Section I IMPORTANT NOTES

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

This Evaluation Report was prepared by Banco Bradesco S.A. ("Bradesco"), in accordance with Instruction 361, as amended by Instruction 436, of the Brazilian

Securities and Exchange Commission (COMISSAO DE VALORES MOBILIARIOS).

("Instruction CVM 361" and "CVM", respectively), to serve as parameter for the conditioned public offer ("OPA"), that is to be carried out by Sadia S.A.

("Offeror"), to the shareholders of Perdigao S.A. ("Perdigao"), on the terms set forth in the specific instrument ("Edital").

This Evaluation Report does not represent a proposal, solicitation, counsel or recommendation on the part of Bradesco, to the acceptance of the OPA. Nothing contained in this Evaluation Report is to be considered as a promise or guarantee as to the past or the future.

Each shareholder of Perdigao should carry out its own analysis, with the assistance of their legal consultants, tax consultants and financial consultants, to establish its independent opinion about the OPA and its risks.

Each shareholder of Perdigao is to be, therefore, responsible for making its own decision about the acceptance or otherwise of the OPA. For this reason,

Bradesco, its employees, directors and/or representatives, are exempt from responsibility with relation to eventual damages arising out of the acceptance or not of the OPA by the shareholders of Perdigao.

The information contained in this Evaluation Report is based solely on public information available to the public until July 13, 2006.

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

SPECIFIC INDEPENDENT EVALUATION

In the preparation of the Evaluation Report, Bradesco has not conducted any specific independent evaluation on the assets or liabilities of Sadia, having assumed as complete, exact and true the information obtained from public sources.

CONTINGENCIES

According to the financial statements as of March 31, 2006 the balance of provisions for contingencies of Sadia totaled R$ 74.9 million and the balance of judicial deposits was R$77.9 million.

It is emphasized that Bradesco has not made any judgment, modification, revision or independent analysis on the criteria adopted by the company for the classification of these contingencies.

Bradesco has not carried out any adjustment to the Equity Value of the company in this Evaluation Report.

Potential losses or gains relative to the accounted provisions and non-accounted provisions (potential losses), could directly affect the results of the Company and its financial conditions.

Further details relating to the contingencies, with the probability of potential and remote losses, are available in Notes to Financial Statements, available from the Brazilian Securities Exchange Commission (CVM - COMISSAO DE VALORES

MOBILIARIOS) and on the Company' website.

 SECTION I

 IMPORTANT NOTES

IMPORTANT NOTES

Neither Bradesco, nor its employees, directors and/or representatives, can guarantee the occurrence, in whole or in part, of the assumptions, estimates,

projections, results or conclusions utilized or presented in this Evaluation

Report. The results of Sadia in the future may be different from the projections here presented, and these differences can be significant. Bradesco does not assume any responsibility in relation to these differences.

Any amendment in the information published until July 13, 2006 could alter the result of this Evaluation Report. Bradesco does not assume any obligation to update, revise or add to the Evaluation Report as a result of the release of any information after July 13, 2006 or as a result of any subsequent event.

This Evaluation Report did not consider any future benefits or results which the acceptance of the OPA by the shareholders of Perdigao that could be brought to

Sadia.

The total sum of unitary amounts presented in this Evaluation Report could be different than the result of the total sum of the information published, as a result of rounding.

This document was drawn up for the exclusive use of the Offeror, in the context of the OPA.

This Evaluation Report should not be published, nor disclosed to third parties,

in whole or in part, without the previous authorization of Bradesco, unless within the scope of the OPA.

Section II EXECUTIVE SUMMARY

SECTION II

 EXECUTIVE SUMMARY

ADOPTED CRITERIA

For the preparation of the present Evaluation Report, Banco Bradesco S.A.

("Bradesco"):

a) reviewed audited historical financial and accounting statements of Sadia,

henceforth the "Company", delivered together to the CVM and the SEC, as well as public information and presentations created through the same;

b) utilized, amongst others, public information about the Company and the business sector of the same;

c) compared the financial performance of the Company to its peers in the same sector and that have shares traded in the Brazilian stock market;

d) reviewed the sector written reports prepared by specialized consultants,

business or class associations, departments and governmental entities, among others;

Based upon this information, Bradesco prepared an analysis of the (i) cash flow of the Business, (ii) Market Multiples (iii) book value per share, and (iv)

average price of the traded shares in Bovespa (Bolsa Valores de Sao Paulo) in the last thirty days and the last twelve months, which results appear in this

Evaluation Report.

We recommend that this document be read in conjunction with the financial reports and respective notes available from the Brazilian Securities Exchange

Commission (CVM - COMISSAO DE VALORES MOBILIARIOS) and the website of the

Company, such as the Form 20-F filed annually in the SEC - US Securities

Exchange Commission (available on the website of the Company), in particular the

Risk Factors section.

SECTION II

 EXECUTIVE SUMMARY

ADOPTED CRITERIA

DISCOUNTED CASH FLOW

- Determination of the Value of the Business is based upon free cash flow of the business added to the (perpetual) residual value at the end of the projected period and brought to present value by application of a discount rate that reflects the average rate of return to the shareholders and creditors of the company.

MARKET VALUE OF COMPARABLE BUSINESSES

- Determination of the Value of the Business based upon the market value of comparable international businesses.

EQUITY VALUE

- Equity Value per share is determined by dividing the value of the Net Equity of the Company as of March 31, 2006 by the total number of issued shares of the Company in the same data base.

AVERAGE MARKET PRICE

- The weighted average price of the common / preferred shares of the Businesses traded on Bolsa de Valores de Sao Paulo (Bovespa) was determined by dividing the sum of volumes (in R$) traded daily by the total number of shares traded daily, in the last 30 days and/or twelve months before the date of this

Report.

SECTION II

 EXECUTIVE SUMMARY

METHODOLOGY OF THE CHOSEN EVALUATION

The methodology chosen to evaluate the economic and financial condition of the

Companies was the Discounted Cash Flow ("DCF").

To this end, we discounted the future Free Cash Flow ("FCF") by the company's and third parties weighted average cost of capital.

The free cash flow is equal to the operational earnings of the company after payment of income taxes plus non cash expenses such as depreciation or amortization and deducted from capital investments in working capital and fixed assets.

The FCF does not incorporate any expense or financial income such as interest,

dividends or interest over capital and results from hedging operations of foreign currency debt.

The methodology of FCF is commonly utilized for the evaluation of present net value to reflect the cash flow generated by the company available to all its source providers such as equity or debt. Therefore, the FCF in general is not affected by changes in the capital structure of the company.

The only impact of the financial structure on verified value is the weighted average cost of capital (weighted average cost of capital - "WACC") of the business, and is therefore on the net present value.

For the DCF evaluation method, Bradesco developed for Sadia operational projections for the period of April 1, 2006 through December 31, 2015, being the year of 2015 the basis for the calculation of the perpetuity value.

The financial projections made in this Evaluation Report have as their specific objective to calculate Free Cash Flow of the Company and, therefore, it was not part of the exercise of the evaluation to calculate details of net profit (loss)

and the financial report (BALANCE SHEET), which are being presented for informational purposes.

SECTION II

 EXECUTIVE SUMMARY

METHOD OF EVALUATION - DISCOUNTED CASH FLOW

 EARNINGS BEFORE INTEREST & TAXES - EBIT

+ DEPRECIATION

 - INVESTMENTS IN FIXED CAPITAL

 +/ - INVESTMENTS IN WORKING CAPITAL

= OPERATIONAL CASH FLOW

- NOMINAL TAXES

 (INCOME TAXES) X EBIT

 FREE CASH FLOW

DISCOUNT OF THE WEIGHTED

 AVERAGE COST OF CAPITAL - WACC

FREE CASH FLOW:

 -RESIDUAL CASH FLOW AFTER ALL OPERATIONAL EXPENSES, TAXES AND INVESTMENTS

AND BEFORE PAYMENT OF DEBT;

 -THE CASH FLOWS WERE PROJECTED IN NOMINAL R$ (REAIS);

 -THE VALUE OF THE BUSINESS IS OBTAINED BY DISCOUNTING THE PROJECTED FLOWS

BY WEIGHTED AVERAGE COST OF CAPITAL (WACC), WHICH IS COMPOSED BY COSTS

OF THE DIVERSE COMPONENTS OF FINANCING UTILIZED BY THE BUSINESS (CAPITAL

+ CAPITAL OF THIRD PARTIES).

 -THE FISCAL BENEFIT OF DEDUCTING THE FINANCIAL EXPENSES FROM THE

CALCULATION OF THE TAXABLE PROFIT IS OBTAINED THROUGH REDUCTION OF THE

COST OF CAPITAL FROM THIRD PARTIES CONSIDERING THE NOMINAL RATE OF

INCOME TAX AND SOCIAL CONTRIBUTION OF 34%.

SECTION II

 EXECUTIVE SUMMARY

METHODOLOGY - WACC

THE WEIGHTED AVERAGE COST OF CAPITAL (WACC) IS CALCULATED ACCORDING TO:

WEIGHTED AVERAGE COST OF CAPITAL - WACC

 E XK SUB(e) + D XK SUB(d) (1-T)

WACC = ----- -----

D+E D+E

K SUB(e) = Rf + (B X MRP) + Brazil Risk

(E/(E+D)): participation of equity "E" from the sources of capital of the business based on the market value of shares of the company and the balance of net debt as of March 31, 2006. This relation can be adjusted to target structure given the perspectives of the long term of the business evaluation.

K SUB(e): Cost of equity capital, calculated through the methodology CAPM

(capital asset pricing model) based upon:

Rf (RISK FREE): interest of the US T-BOND (US Treasury bonds);

B: adjusted beta of the company, conforming to the definition in Bloomberg;

MRP (MARKET RISK PREMIUM): average annual spread between S&P 500 and US T-Bond in the period of 1956-2005, found through Ibbotson;

BRAZIL RISK -average spread in basis points between the returns of US Treasury bonds and foreign bonds issued by Brazil;

(D/(E+D)): participation of the financial debt "D" in the sources of capital of the company;

K SUB(d): average weighted cost of the Company's financial debt;

T: combined rate of Income Tax and Social Contribution of 34% (25% + 9%).

Section II
Executive Summary

Discount Rate Calculation

The table below shows how the discount rate (WACC) used in the current valuation of Sadia was calculated:

WACC		Comments
Adjusted Beta	**0.80**	Based on the Company's Adjusted Beta 1
Risk-Free Rate	5.2%	*US T-Bond Yield in 10 Years 1*
USA - Market Risk Premium (%)	5.0%	*Average Annual Spread on S&P 500 and US T-Bond (last 50 years) 2*
Brazilian Risk Premium	3.1%	Average Risk Premium Brazil EMBI Last 12 months 3
Cost of Equity = Ke	**12.3%**	**= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Brazil Risk Premium**
Cost of Debt	6.9%	Company's Average Weighted Cost of Debt
Income Tax and Social Contribution	34.0%	Brazilian Income Tax (25%) e Social Contribution (9%)
Cost of Debt = Kd X (1 - T)	**4.5%**	**= Net Cost of Debt (-) (Income Tax and Social Contribution)**
Equity Value / Firm Value = E	89.4%	Target structure based on average relation E/(D+E) between 2004 - 1Q06
Net Debt / Firm Value = D	10.6%	
Nominal WACC (USD)	**11.4%**	**= (E x Ke) + (D x (Kd x (1 - T))**
American Inflation Rate	2.0%	Estimates from Banco Bradesco - Economic Research Department
Real WACC	**9.3%**	**= Nominal WACC deflated by the American Inflation Rate**
Expected Brazilian Inflation Rate	4.1%	Estimates from Banco Bradesco - Economic Research Department
Nominal WACC (BRL)	**13.4%**	**= Real WACC considering the Brazilian Inflation Rate**

Sources: 1) Bloomberg 2) Ibbotson 3) JPMorgan

Bradesco
13

SECTION II

 EXECUTIVE SUMMARY

SUMMARY OF SELECTED VALUES

THE DIAGRAM BELOW SHOWS A SUMMARY OF THE VALUE OF SADIA ACCORDING TO THE

FOLLOWING SELECTED CRITERIA: ITS AVERAGE PRICE ON THE STOCK EXCHANGE, ITS BOOK

VALUE AND ITS ECONOMIC VALUE (DISCOUNTED CASH FLOW AND MARKET MULTIPLES VALUE).

WITHIN THESE CRITERIA, WE CONSIDER THE DISCOUNTED CASH FLOW THE MOST SUITABLE

FOR DETERMINING THE VALUE OF THE COMPANY, WHICH RANGES FROM R$6.97 TO R$7.41 PER

SHARE, CONSIDERING A VARIATION OF 0.25% ON THE CENTRAL GROWTH RATE OF PERPETUITY

OF 3.0%.

SUMMARY TABLE - SADIA PER SHARE VALUE

[CHART]

Section III INFORMATION ABOUT THE VALUATION EXPERT

 SECTION III

ABOUT THE VALUATION EXPERT

BANCO BRADESCO S.A.

THE LARGEST PRIVATE BANK IN BRAZIL

ITS MARKET VALUE IS US$ 31.5 BILLION

40TH LARGEST BANK IN THE WORLD (FORBES- MARCH 2006)

8TH LARGEST BANK IN THE AMERICAS (ECONOMATICA - MAI 2006)

-BRADESCO HAS GROWN CONSISTENTLY SINCE IT WAS FOUNDED IN 1943. IT ALWAYS SEEKS

 TO PROVIDE EXCELLENT SERVICES IN TUNE WITH THE DIFFERENT CYCLES OF THE

 BRAZILIAN ECONOMY.

-ITS IDENTIFICATION AND SYNERGY WITH BRAZIL HAS BEEN BUILT UP OVER THE LAST

 SIX DECADES OF ACTIVITIES.

-BRADESCO HAS MADE ITSELF AN IMPORTANT PLAYER IN THE DIVERSE OPPORTUNITIES TO

 BE PURSUED FOR PROMOTING THE PROGRESS AND GROWTH OF BRAZIL.

-SELECTED FINANCIAL INFORMATION (AS OF MARCH 2006):

 TOTAL ASSETS R$ 216.4 billion

CLIENTS 16.6 million

 SHAREHOLDERS 1.4 million

BRADESCO BRANCHES 2,999

 POSTAL BANKING OFFICES 5,502

 ATM MACHINES 23,232

 ADMINISTRATIVE RESOURCES R$ 131.2 billion

BRADESCO DEBIT AND CREDIT CARDS 50.2 million

EMPLOYEES 74,940

 SECTION III

ABOUT THE VALUATION EXPERT

CAPITAL MARKETS DEPARTMENT

BRADESCO IS ONE OF THE MOST ACTIVE BANKS IN CAPITAL MARKETS TRANSACTIONS.

THE TEAM IS QUALIFIED AND EXPERIENCED IN PROVIDING ECONOMIC AND FINANCIAL

ADVICE.

BRADESCO HAS A GOOD RELATIONSHIP WITH FINANCIAL INSTITUTIONS, OTHER COMPANIES

AND THE GOVERNMENT.

-The CAPITAL MARKETS DEPARTMENT is responsible for providing financial and advisory services in relation to:

-Evaluations of companies;

-Structuring and public distribution of securities ("underwriting");

-Mergers, acquisitions and restructurings;

-Project Finance;

-Structured transactions, such as the creation of funds of credit rights and of certificates of real estate receivables.

-The CAPITAL MARKETS DEPARTMENT consists of 50 professionals with experience in the origination, structuring and execution of transactions in the Capital

 Markets. The team of analysts and sector specialists carry out studies and analysis of all type of transactions, providing detailed information for the decision-making of clients and the bank.

-All the transactions carried out in the CAPITAL MARKETS DEPARTMENT have the support of their own specialized legal department that assists Bradesco in all the transactions covering the products and services offered to clients.

-In 2005 all the business procedures in the CAPITAL MARKETS DEPARTMENT were certified by the FUNDACAO VANZOLINI by complying with rule NBR ISO9001:2000

 ("NORMA DE QUALIDADE NBR ISO9001:2000").

 [LOGO] [LOGO] [LOGO]

 SECTION III

ABOUT THE VALUATION EXPERT

EXPERIENCE IN TENDER OFFERS

BANCO BRADESCO, THROUGH ITS CAPITAL MARKETS DEPARTMENT, ACTED RECENTLY IN THE

FOLLOWING TENDER OFFER FOR PUBLIC COMPANIES' SHARES:

- Tender offer for Seara Alimentos S.A. due to sale of control and the delisting.

- Mandatory Tender offer for Embratel Participacoes S.A. due to sale of control.

- Mandatory Tender offer for Tele Centro Oeste Celular Participacoes S.A. due to sale of control.

- Going Private Tender offer for Cargill Fertilizantes S.A. due to delisting.

- Tender offer for Banco BEA S.A. due to sale of control and the delisting.

- Tender offer for Banco do Estado do Ceara S.A. due to sale of control and the delisting.

- Tender offer for Banco do Estado do Maranhao S.A.-BEM due to sale of control and the delisting.

 SECTION III

ABOUT THE VALUATION EXPERT

UNDERWRITING - CREDENTIALS

SELECTED TRANSACTIONS

DEBENTURES

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 SECTION III

ABOUT THE VALUATION EXPERT

UNDERWRITING - CREDENTIALS

SELECTED TRANSACTIONS

DEBENTURES

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT UNDERWRITING - CREDENTIALS TENDER OFFERS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT UNDERWRITING - CREDENTIALS SELECTED TRANSACTIONS INTERNATIONAL ISSUES COMMERCIAL PAPER [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT MERGERS AND ACQUISITIONS - CREDENTIALS M&A TRANSACTIONS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

SECTION III ABOUT THE VALUATION EXPERT PROJECT FINANCE- CREDENTIALS [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO] [LOGO]

 SECTION III

ABOUT THE VALUATION EXPERT

INTERNAL PROCEDURE FOR THE APPROVAL OF THE EVALUATION REPORT

 STAGE ONESTAGE TWOSTAGE THREE

Collect and analyze the Modeling and economic Preparation of the report,

 public information on theevaluation of the Company review of the numbers and

Company verification of compliance

Discussion of the with existing laws

 TEAM INVOLVED assumptions used in the

modeling TEAM INVOLVED

Analysis

TEAM INVOLVED Analysis,

Analysis andLegal

Board of Officers

 and

Board of Officers

 SECTION III

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

DENISE PAULI PAVARINA DE MOURA

 DEPARTMENTAL BOARD OF OFFICERS (DIRETORA DEPARTAMENTAL)

Economist graduated in Fundacao Armando Alvares Penteado - FAAP and bachelor of law at Universidade Paulista, who specialized in finance at the Brazilian

Institute of Capital Markets (Instituto Brasileiro de Mercado de Capitais).

Ms. De Moura has 20 years of experience in Capital Markets, having participated in various mergers and acquisitions, privatisations, Project Finance, structured transactions and underwriting. Of prominence amongst her experience is the transaction carried out with the IFC to issue bonds which were convertible into shares, which was pioneering in Brazil. Also of prominence was the incorporation of VBC and a large part of the financed acquisition transactions that followed.

Ms. De Moura also worked in the Department of Administration of Resources where she was jointly responsible for more than R$ 30 billion of assets under management and a team of 150 employees, thereby gaining knowledge about issuers of securities and potential investors. Ms. De Moura is an board member of

APIMEC.

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

PAULO HENRIQUE DE MEDEIROS ARRUDA

 EXECUTIVE MANAGER (SUPERINTENDENTE EXECUTIVO)

Mr. Arruda was graduated in Business Administration at PUC-SP, specialized in finance at IBMEC and gained a post-graduate qualification in Administration at the Kellog School of Business, Northwestern University, Chicago. He is currently responsible for Structured Transactions, Mergers and Acquisitions and Project

Finance. Previously he was responsible at Bradesco Corporate for the management of relationships and business growth with companies in the Brazilian infrastructure sector, managing a portfolio of US$ 2.1 billion assets.

Mr. Arruda has 10 years' experience in Corporate Banking and participated in several transactions involving the financing of the Infrastructure sector, in particular the Energy, Telecommunications and highways sectors, via Corporate and Project Finance structures. Financing for these projects included financing from BNDES ("Banco Nacional de Desenvolvimento; the Brazilian Development Bank),

Capital Markets transactions, Multilateral and Export Credit Agencies, amongst other sources.

 SECTION III

ABOUT THE VALUATION EXPERT

IDENTITY AND QUALIFICATIONS OF THE RESPONSIBLE PROFESSIONALS

EDUARDO ALEXANDRE EWERT

 SENIOR ANALYST

 Economist graduated at the University of Sao Paulo-USP, and with a postgraduate qualification in Finance from IBMEC. Mr. Ewert has 9 years of experience as an investment analyst. He has participated in important transactions in the Brazilian market such as the issuing of bonds in companies including Petrobras, Braskem and Telemar; the preparation of the report on the Evaluation of the public offer for the acquisition of shares of Embratel; and merger and acquisition transactions consisting mainly of acquisitions carried out or in partnership with Banco Bradesco.

ALEXANDRE TAKIGUCHI MONTEIRO

 ANALYST

 Mr. Monteiro graduated in Business Management from the University of

 Mackenzie and specialized in Economics at the Fundacao Instituto de

 Pesquisas Economicas at the University of Sao Paulo (FIPE/USP). He joined the Analysis Department at Banco Bradesco in 2005. He has already been involved in underwriting transactions, mergers and acquisitions, syndicated loans and project finance. Previously, he was involved in credit analysis in agribusiness and external audits of financial institutions.

Section III
About the Valuation Expert

Declaration by the Valuation Expert

Banco Bradesco S.A., its controllers or people entailed to them, hold 71,000 common shares and 13,256 preferred shares in Sadia and 295,567 preferred shares under its discretionary administration.

Banco Bradesco S.A has not obtained commercial and creditor information which could impact on this Evaluation Report.

Banco Bradesco S.A. does not have a conflict of interest that lessens the independence required to carry out the evaluation and presentation of this report.

The cost of the Evaluation Report was R$1,000,000.00 (one million reais).

Sadia have not contracted Bradesco, nor compensated it for any advisory, evaluation, audit or similar services in the 12 months prior to the Tender Offer (OPA).

Denise Pauli Pavarina de Moura

Department Director

Eduardo A. Ewert/ Alexandre T. Monteiro

Responsible Analysts

Bradesco
29

Section IV EVALUATION OF SADIA

SECTION IV

 INFORMATION ABOUT SADIA

 BRIEF DESCRIPTION

INFORMATION ABOUT SADIA

-National leadership in various segments of the food sector, mainly dealing with frozen and refrigerated poultry and pork.

-Largest Brazilian exporter of poultry (25.6% of total Brazilian exports).

-Market leader in frozen products (45.7%), refrigerated products (29.6%) and margarines (34.2%)(1).

 HISTORY

1944:Creation of Sadia following the acquisition of Concordia Ltda;

1990:Increase in its operations focused on the poultry and pork sectors;

1999:Acquisition of Granja Rezende;

2005:Acquisition of So Frango;

2005:Return to the bovine meat sector (special cuts).

[CHART]

BREAKDOWN OF GROSS REVENUE - 2005

[CHART]

 GROSS REVENUE - R$ MILLION

SOURCE: COMPANY; (1) AC NIELSEN, 2005.

SECTION IV

 INFORMATION ABOUT SADIA

 BRIEF DESCRIPTION

INFORMATION ABOUT SADIA

STRATEGY

-INCREASE MARKET PENETRATION THROUGH EXPANDED DISTRIBUTION.

-FOCUS IN RETAIL, INTERNATIONAL SALES AND FOOD SERVICE SALES.

-CONTINUOUS RESPONSE TO THE MARKET, with quality customer services.

-MAINTAIN LOW-COST PRODUCTS AND OPERATIING EFFICIENCY by making use of the comparative advantages of the Brazilian market, including its competitive prices.

-CONTINUED BRAND DIFFERENTIATION, through packaging and advertising.

-ORGANIC GROWTH, INVESTMENTS IN PRODUCTION CAPACITY AND ACQUISITIONS.

-MAINTAINANCE OF THE SAME RATIO OF EXPORTS AND DOMESTIC SALES, thereby obtaining a natural hedge to market oscillations.

-ENVIRONMENTALLY SOUND PROJECTS AND INITIATIVES.

-EXPANSION OF PORTFOLIO WITH HIGHER VALUE-ADDED PRODUCTS. Sadia has launched approximately 60 products per year in the last three years.

[CHART]

 SHARE OF POULTRY MARKET(1)

[CHART]

 SHARE OF PORK EXPORT MARKET(2)

SOURCE: SADIA; (1) ABEF, ASSOCIACAO BRASILEIRA DE PRODUTORES E EXPORTADORES DE

FRANGO- 2005; (2) ABIPECS ASSOCIACAO BRASILEIRA DA INDUSTRIA PRODUTORA E

 EXPORTADORA DE CARNE SUINA - 2004

SECTION IV

 INFORMATION ABOUT SADIA

CORPORATE STRUCTURE - SADIA

COMPOSITION OF SHARES:

ORDINARY SHARES (ON): 257.000.000

PREFERRED SHARES (PN): 426.000.000

TOTAL SHARES: 683.000.000

SOURCE: ITR, MARCH 31 2006, FORM 20F (SEC - SECURITIES AND EXCHANGE COMMISSION),

 DECEMBER 31 2005.

SECTION IV

 INFORMATION ABOUT SADIA BRIEF DESCRIPTION

HISTORICAL PERFORMANCE - SADIA

MILLION OF R$2003 2004 20051Q2006

GROSS REVENUE 5,8557,3178,3281,751

 Taxes/ Deductions (-) (622)(1,009)(1,010)(245)

NET REVENUE 5,2336,3077,3181,506

Cost of Sales(3,788)(4,462)(5,311)(1,172)

GROSS PROFIT1,4951,8452,007334

Sales Expenses (885)(1,145)(1,246)(289)

General and administrative Expenses (98) (47) (72) (20)

EBIT512653701 25

Financial Expenses, net 149(33) 236104

NET INCOME447439657 67

EBITDA700843896 83

GROSS MARGIN 28.6%29.3%27.4%22.2%

EBIT MARGIN 9.8%10.4% 9.6% 1.7%

NET MARGIN8.5% 7.0% 9.0% 4.4%

EBITDA MARGIN13.4%13.4%12.2% 5.5%

TOTAL ASSETS5,4885,7266,5236,300

Total Debt2,9662,9193,1103,052

Net Debt355317418746

SHAREHOLDER'S EQUITY1,4871,7782,2242,241

NET DEBT / EBITDA (LTM) 0.5 x0.4 x0.5 x0.9 x

NET DEBT/ SHAREHOLDER'S EQUITY 23.9%17.8%18.8%33.3%

SOURCE: SADIA

SECTION IV

INFORMATION ABOUT SADIA MARKET PERFORMANCE

POULTRY MARKET

[CHART]

 WORLD PRODUCTION OF POULTRY

 THOUSANDS OF TONS-2006E

[CHART]

 POULTRY EXPORTS

THOUSANDS OF TONS

-Brazil is the largest exporter of poultry in the world, exporting an estimated 3 million tons in 2006. Its exports have increased in the last five years at a rate of 16.7% per year.

-The country is the third largest producer of poultry in the world,

 producing 10.3 million tons in 2006, and a 7.9% growth per year from 2002 to 2006.

-In 2006, it is expected that Brazil will be the fourth largest consumer of poultry, consuming 7.3 million tons, with a 5% growth per year rate since

 2002.

[CHART]

POULTRY CONSUMPTION-2006E

 TOTAL CONSUMPTION OF 63.5 MILLION TONS

SOURCE: USDA, OCT, 2005.

SECTION IV

 INFORMATION ABOUT SADIA PERFORMANCE IN MARKET

PORK MARKET

[CHART]

WORLD PRODUCTION OF PORK

 THOUSANDS OF TONS-2006E

[CHART]

PORK EXPORTS

THOUSANDS OF TONS

-Brazil is the fourth largest producer of pork in the world, with a 2 % per year growth rate in recent years.

-Exports of Brazilian pork represent 12% of world exports, with 1.5% per year growth rate in the last five years.

-Brazilian participation in world pork consumption is still small (2%), with the main consumers being China and the European Union.

[CHART]

 PORK CONSUMPTION-2006E

 TOTAL CONSUMPTION OF 96.2 MILLION TONS

 SOURCE: USDA, OCT 2005.

SECTION IV

 MACROECONOMIC ASSUMPTIONS

ECONOMIC ASSUMPTIONS

THE MACROECONOMIC PROJECTIONS THAT ARE GIVEN IN SUPPORT OF EVALUATION OF

DISCOUNT CASH FLOW FOR SADIA WERE SET FORTH BY THE DEPARTMENT OF ECONOMIC

RESEARCH AND STUDY - DEPEC OF BANCO BRADESCO.

2006200720082009201020112012201320142015

Brazil GDP3.80% 3.96% 4.02% 4.02% 3.98% 4.20% 4.21% 4.37% 4.50% 4.59%

IGP-M 2.90% 4.10% 4.50% 4.25% 4.25% 4.00% 4.00% 4.00% 4.00% 4.00%

IPCA4.10% 4.40% 4.50% 4.25% 4.25% 4.00% 4.00% 4.00% 4.00% 4.00%

USD - End of Period 2.102.202.282.352.442.522.612.702.802.90

USD - Average 2.172.152.242.312.392.482.562.652.752.85

Exchange Variation -10.3%4.8%3.6%3.1%3.8%3.3%3.5%3.6%3.7%3.6%

TJLP7.91% 6.87% 6.81% 6.55% 6.47% 6.22% 5.98% 5.80% 5.46% 5.48%

CDI (Interbank Deposit Rate) 15.22%13.33%12.51%11.48%11.14%10.83%10.71%10.55%10.33% 9.93%

SOURCE: BRADESCO - DEPEC

SOURCE: BRADESCO -DEPEC

Section IV
Value obtained by different criteria

Average Price of the shares - Sadia

The average price of the shares of Sadia traded on the São Paulo Stock Exchange (BOVESPA) was obtained by dividing the financial volume by the sum of the number of shares traded in the last 30 days and the 12 months, respectively, prior to July 13, 2006.

The average price for the common shares in the last 30 days is R$6.05 per share and in the last 12 months R$5.33 per share.

The average price for the preferred shares in the last 30 days is R$5.51 per share and in the last 12 months R$5.96 per share.

	Common shares - SDIA3 *			Preferred shares - SDIA4		
	Total Volume (,000)	Total Volume (BRL ,000)	Average Share Price (BRL/share)	Total Volume (,000)	Total Volume (BRL ,000)	Average Share Price (BRL/share)
Share Price as of 13 July 2006	2	12	5.75	3,150	17,767	5.64
Last 30 days	12	73	6.05	43,971	242,469	5.51
Last 12 months *	1,042	5,555	5.33	662,094	3,942,782	5.96

** Last price as of 12 July 2006*

Source: Economatica/ São Paulo Stock Exchange

Bradesco

38

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

BOOK VALUE PER SHARE - SADIA

THE BOOK VALUE PER SHARE OF SADIA WAS OBTAINED BY DIVIDING THE SHAREHOLDERS

EQUITY BY THE TOTAL NUMBER OF SHARES ISSUED BY THE COMPANY.

BASED ON THE FINANCIAL STATEMENTS PUBLISHED AS OF MARCH 31, 2006, THE VALUE

OBTAINED WAS R$2.76 PER SHARE:

BRL MILLION

Shareholders Equity as of March 31, 2006 1,885

Shares Issued683,000,000

Book Value - BRL/share2.76

SOURCE: CVM

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

DISCOUNTED CASH FLOW VALUATION - GENERAL ASSUMPTIONS

THE FOLLOWING TABLE DESCRIBES THE MAIN CRITERIA USED IN THE STANDARD DISCOUNTED

CASH FLOW-MODEL FOR THE VALUATION OF COMPANIES:

CONSOLIDATED CRITERIAConsolidated results according to the financial statements published by the Company, in which the

 investments in controlled companies are removed as well

 as the assets and liabilities, income and expenses

 balances between the companies;

BASE DATEPublished results of the 1st Quarter of 2006;

CURRENCY Results and flows projected in Brazilian reais;

PROJECTION HORIZON Projected cash flow until 2015;

TERMINAL VALUE Calculated based on the projected cash flow for 2015,

 considering an average growth rate "g" between 2.5% and

 3.5% in real terms;

DISCOUNT RATEObtained using the WACC - Weighted Average Cost of

 Capital method).

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

DISCOUNTED CASH FLOW VALUATION - ASSUMPTIONS

VOLUME DOMESTIC MARKET - The growth of sales of poultry and

 pork in 2006 reflects the policy of the business to

 direct volumes not exported to the domestic market.

 In the long term, the rates of growth of the volume of

 poultry, pork and bovines is correlated with the growth

 of GDP. In relation to manufactured/industrial

 products, we estimate a rate of growth of twice the GDP

 (2.0X) in the first five years of this projection,

 based on the assumption of a income growth effect. We

 estimate growth of one and a half times (1.5X) GDP in

 later years.

 FOREIGN MARKET - Bird flu and the trade embargo imposed

 by Russia on the importation of pork negatively

 affected exports in the first quarter of 2006. We

 expect a gradual recovery of exports from the second

 semester of 2006, given an end to the Russian embargo,

 a reduction in cases of bird flu and a resurgence of

 global consumption.

 For the long term, we based our projections on the

 historical growth rate of world consumption (between

 2000-2005), according to the estimated figures of USDA

 - U.S. Department of Agriculture.

 In relation to manufactured products, we estimate a

 growth rate of 2.0x for the sales of poultry and pork

 to the foreign market in the first five years and of

 1.5x in the following years.

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

DISCOUNTED CASH FLOW VALUATION - ASSUMPTIONS

PRICES DOMESTIC MARKET - Recovery of average prices from the second half of 2006 onwards, with 2008 average prices

 close to the ones reported in 2005.

 Regarding manufactured products, we consider a price

 readjustment in line with inflation (IPCA).

 FOREIGN MARKET - As with the domestic market, there

 will be a recovery in average prices from the second

 half of 2006 onwards, with 2008 average prices close to

 the ones reported in 2005.

Section IV
Value obtained by different criteria

Discounted Cash Flow Valuation - Assumptions

Taxes and Deductions	Average percentage obtained from gross income between 2005 and the first quarter of 2006.
Costs and Gross Margin	Reduction of the gross margin in 2006, reflecting the effect of the drop in the price of fresh products (poultry and pork) during the first half of 2006. The estimated price recovery in the domestic and foreign markets as well as the sales volumes recovery in 2007 will bring margins back to historical levels.
Operating Expenses	Sales expenses - average level obtained in the previous quarters. General and administrative expenses - fixed expenses adjusted in line with inflation rate of the period.
Depreciation and Amortization	Average depreciation rate of 7.1% per annum upon historical fixed assets (as of March, 31 2006). We consider the same rate to apply to future investments.
Working Capital	Maintenance of the average tenor for the main working capital accounts of as of 2005.
Investments	For the period between 2006 and 2009, the Company announced investments of R$ 1.250 million, R$ 216 million of which were spent in the first quarter of 2006. For the following years, we consider an investment rate of 1.1 times annual depreciation.

Bradesco
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SECTION IV VALUE OBTAINED BY DIFFERENT CRITERIA PROJECTED RESULTS - SADIA [CHART] SALES VOLUMES - DOMESTIC MARKET [CHART] GROSS REVENUES - DOMESTIC MARKET

SECTION IV VALUE OBTAINED BY DIFFERENT CRITERIA PROJECTED RESULTS - SADIA [CHART] SALES VOLUMES - FOREIGN MARKET [CHART] GROSS REVENUES - FOREIGN MARKET

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

PROJECTED RESULTS - SADIA

INCOME STATEMENT - BRL MILLION20042005200620072008200920102011201220132014 2015

GROSS SALES 7,317 8,328 7,587 8,635 9,69410,68211,77712,85514,02515,334 16,794 18,203

Sales Deductions (1,009) (1,010) (1,091) (1,242) (1,397) (1,539) (1,696) (1,851) (2,020) (2,208)(2,419)(2,622)

NET SALES 6,307 7,318 6,496 7,393 8,296 9,14310,08111,00412,00513,125 14,376 15,581

VARIATION20.5% 16.0%-11.2% 13.8% 12.2% 10.2% 10.3%9.1%9.1%9.3% 9.5% 8.4%

Cost of Goods Sold (4,462) (5,311) (4,883) (5,383) (5,981) (6,508) (7,168) (7,830) (8,538) (9,333) (10,153) (10,905)

GROSS PROFIT1,845 2,007 1,613 2,010 2,315 2,635 2,913 3,174 3,466 3,7934,2234,676

GROSS MARGIN 29.3% 27.4% 24.8% 27.2% 27.9% 28.8% 28.9% 28.8% 28.9% 28.9%29.4%30.0%

Operating Expenses (1,141) (1,246) (1,292) (1,433) (1,568) (1,723) (1,896) (2,065) (2,250) (2,456)(2,678)(2,887)

EBIT653 701 322 577 747 911 1,017 1,108 1,217 1,3371,5451,789

EBIT MARGIN10.4%9.6%5.0%7.8%9.0% 10.0% 10.1% 10.1% 10.1% 10.2%10.7%11.5%

Net Financial Income(33)236 16724363749607692107116

Profit Sharing(51)(60)(53)(55)(58)(60)(63)(65)(68)(71) (74) (77)

NET INCOME439 657 287 383 504 616 697 768 852 9461,0961,269

NET MARGIN7.0%9.0%4.4%5.2%6.1%6.7%6.9%7.0%7.1%7.2% 7.6% 8.1%

EBITDA843 896 549 833 1,019 1,203 1,334 1,454 1,595 1,7521,9262,086

EBITDA MARGIN13.4% 12.2%8.5% 11.3% 12.3% 13.2% 13.2% 13.2% 13.3% 13.3%13.4%13.4%

BALANCE SHEET - BRL MILLION 2004200520062007200820092010201120122013 2014 2015

Cash, Banks 2,406 2,664 1,485 1,587 1,624 1,708 1,757 1,816 1,887 1,9642,0192,127

Receivables 350 510 521 528 593 654 721 787 858 9381,0281,114

Inventories 1,065 992 978 1,006 1,118 1,216 1,340 1,463 1,596 1,7441,8972,038

Others720 614 573 565 565 565 565 565 565 565565565

Permanent 1,185 1,743 2,356 2,308 2,254 2,302 2,364 2,448 2,557 2,6962,9483,255

TOTAL ASSETS5,726 6,523 5,914 5,995 6,154 6,445 6,746 7,079 7,463 7,9078,4579,098

Suppliers 488 496 469 507 573 621 686 748 816 8929751,055

Salaries, Taxes 126 138 141 149 168 183 202 221 241 263288312

Bank Loans2,717 3,099 2,533 2,372 2,173 2,056 1,890 1,724 1,558 1,3921,2251,059

Others617 566 435 435 435 435 435 435 435 435435435

Shareholders Equity 1,778 2,224 2,336 2,531 2,806 3,149 3,533 3,951 4,414 4,9265,5336,237

TOTAL LIABILITIES 5,726 6,523 5,914 5,995 6,154 6,445 6,746 7,079 7,463 7,9078,4579,098

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

PROJECTED FREE CASH FLOW - SADIA

FREE CASH FLOW - BRL MILLION9M06200720082009201020112012201320142015

EBIT(1) 244 521 689 851 955 1,043 1,149 1,266 1,472 1,713

(-) Income Tax(58) (167) (234) (289) (325) (355) (391) (431) (500) (582)

NOPLAT186 354 455 562 630 688 758 836 971 1,130

(+) Depreciation170 257 272 291 317 346 378 415 381 297

GROSS CASH FLOW 356 611 727 853 947 1,034 1,136 1,251 1,352 1,427

(-) CAPEX(593) (198) (310) (434) (486) (538) (604) (684) (767) (727)

Permanent(641) (209) (217) (339) (379) (429) (487) (554) (633) (603)

Working Capital4711 (92)(95) (107) (109) (117) (130) (134) (123)

FREE CASH FLOW (238)413 417 419 461 496 532 567 585 701

DEFLATION FACTOR 1.011.041.091.131.181.231.281.331.391.44

FCF DEFLATED (236)396 383 369 390 402 416 425 422 486

DISCOUNT RATE - WACC @ 8,6%1.021.121.221.331.461.591.741.902.072.27

DCF - PRESENT VALUE(231)355 314 277 267 253 239 224 204 214

TOTAL DCF 9M2006 - 2015 2,116

PERPETUITY

DCF 2015 - Deflated (A) 486

Perpetuity Growth (g = 3%)(B) 3.0%

Discount rate (WACC)(C) 9.3%

PERPETUITY(D) = [A*(1+B)]/(C-B) 8,010

ACCUMULATED DISCOUNT FACTOR (E)2.27

PRESENT VALUE - PERPETUITY(D)/ (E)3,534

(1)INCLUDING PROFIT SHARING EXPENSES

Section IV
Value obtained by different criteria

Evaluation by Discounted Cash Flow - Sadia

Based on the Discounted Cash Flow methodology and considering a WACC in constant currency of 9.3% (equivalent to a nominal rate of 13.4%), the price range per share of Sadia is between R$6.97 and R$7.41, based on the sensitivity analysis due to the growth rate of perpetuity.

BRL Million	Weighted Average Cost of Capital				
Nominal Discount Rate*	**12.4%**	**12.9%**	**13.4%**	**13.9%**	**14.4%**
Real Discount Rate	**8.3%**	**8.8%**	**9.3%**	**9.8%**	**10.3%**
Present Value of Cash Flows	2,222	2,168	2,116	2,065	2,016
Present Value of Perpetuity	4,580	4,007	3,534	3,137	2,800
Firm Value	**6,802**	**6,175**	**5,649**	**5,201**	**4,816**
Net Debt	(746)	(746)	(746)	(746)	(746)
Equity Value	**6,056**	**5,430**	**4,904**	**4,456**	**4,070**
Share Price	**R$ 8.87**	**R$ 7.95**	**R$ 7.18**	**R$ 6.52**	**R$ 5.96**

** Real rate compounded with the Brazilian Inflation Rate*

Sensitivity Anaysis – Equity Value

BRL million	Weighted Average Cost of Capital (Real rate)				
Perpetuity	**8.3%**	**8.8%**	**9.3%**	**9.8%**	**10.3%**
2.50%	5,638	5,091	4,626	4,225	3,877
2.75%	5,838	5,253	4,759	4,337	3,971
3.00%	6,056	5,430	**4,904**	4,456	4,070
3.25%	6,297	5,622	5,060	4,584	4,177
3.50%	6,563	5,832	5,229	4,723	4,292

Sensitivity Anaysis – Price/ Share

BRL million	Weighted Average Cost of Capital (Real rate)				
Perpetuity	**8.3%**	**8.8%**	**9.3%**	**9.8%**	**10.3%**
2.50%	8.25	7.45	6.77	6.19	5.68
2.75%	8.55	7.69	6.97	6.35	5.81
3.00%	8.87	7.95	**7.18**	6.52	5.96
3.25%	9.22	8.23	7.41	6.71	6.12
3.50%	9.61	8.54	7.66	6.92	6.28

Bradesco
48

SECTION IV

VALUE OBTAINED BY DIFFERENT CRITERIA

EVALUATION BY MARKET MULTIPLES - SADIA

THE VALUE WAS SELECTED FROM THE MEDIAN AND AVERAGE OF MULTIPLES OBTAINED FROM

THE FINANCIAL RATIOS OF ITS INTERNATIONAL PEERS.

USING AS A REFERENCE THE ESTIMATED MULTIPLES OF EV/EBITDA 2007, WE SELECTED A

PRICE RANGE FOR SADIA' SHARES FROM R$7.95 TO R$ 8.24.

MARKETNET DEBT + ECONOMIC EV / EBITDA EV / EBITDA

USD MILLION COUNTRY CAPITALIZATION MINORITY INTERESTVALUE EBITDA 2006E EBITDA 2007E 2006E (x) 2007E (x)

TYSON FOODS USA5,422 3,1968,6187891,26710.9 6.8

HORMEL FOODSUSA5,094 2765,369555599 9.7 9.0

SMITHFIELD FOODSUSA3,222 2,5025,723641719 8.9 8.0

PILGRIM'S PRIDE USA1,793 4292,22220932410.7 6.9

MEDIAN 4,158 1,4655,54659865910.2 7.4

MEAN 3,882 1,6015,48354872710.0 7.6

SOURCE: BLOOMBERG / IBES - DATA AS OF 10.07.2006

SADIAMULTIPLES 2006 MULTIPLES 2007

BRL MILLION MEDIANMEANMEDIAN MEAN

PROJECTED EBITDA549549 833833

Multiple (x) 10.2 10.0 7.47.6

Economic Value5,5865,520 6,1766,372

Net Debt746746 746746

Capital Value 4,8404,774 5,4305,626

BRL/SHARE7.09 6.997.95 8.24

WE CONSIDERED 2007 MULTIPLES DUE TO THE FACT THAT SADIA'S EBITDA FOR 2007 BETTER

REFLECTS ITS HISTORICAL PERFORMANCE.

Section V ANNEXES

 SECTION V

 ANNEXES

I. GLOSSARY

EBITDAEarnings Before Interest and Taxes, Depreciation and

Amortization - equivalent to the operational result before

expenses and contributions, taxes and depreciation and

amortization

EBITEarnings Before Interest and Taxes - equivalent to

operational result before expenses, contributions, and taxes

NOPLATNet Operating Profit Less Adjusted Taxes- equivalent to the operating profit before financial expenses less selected

taxes (Income Tax and Social Contribuition) on the EBIT

WACCWeighted Average Cost of Capital

g Growth Rate - Rate of Growth of the flows to perpetuity (in annual terms)

PIB Gross Domestic Product measured by IBGE - Brazilian

Institute of Geography and Statistics

IPCANational Index of Broad Consumer Prices - Published by IBGE

- Brazilian Institute of Geography and Statistics, the IPCA

is an official index of the federal government, constructed

to measure inflation

Section V
Annexes

II. Historical Quotations

The following tables show the daily movement and the average price of the common stock and preferred shares of Sadia (SDIA3 and SDIA4) traded on the São Paulo Stock Exchange, in the period from July 13, 2005 to July 13, 2006:

SDIA3

Date	Volume Shares	Volume BRL	Weighted Price BRL/share
Jul-05	215,000	884,600	4.11
Aug-05	133,000	608,790	4.58
Sep-05	139,000	724,870	5.21
Oct-05	84,000	449,680	5.35
Nov-05	48,000	266,120	5.54
Dec-05	109,000	651,030	5.97
Jan-06	67,000	451,330	6.74
Feb-06	21,000	144,200	6.87
Mar-06	125,000	762,370	6.10
Apr-06	28,000	174,110	6.22
May-06	47,000	277,730	5.91
Jun-06	21,000	130,260	6.20
Jul-06	5,000	29,500	5.90
Total	**1,042,000**	**5,554,590**	**5.33**

SDIA4

Date	Volume Shares	Volume BRL	Weighted Price BRL/share
Jul-05	11,653,000	55,320,400	4.75
Aug-05	41,186,000	210,004,200	5.10
Sep-05	64,703,000	377,608,700	5.84
Oct-05	67,683,000	381,093,000	5.63
Nov-05	56,104,000	323,634,400	5.77
Dec-05	47,621,000	299,476,300	6.29
Jan-06	58,664,000	412,205,000	7.03
Feb-06	54,974,000	364,312,800	6.63
Mar-06	77,672,000	461,860,500	5.95
Apr-06	37,934,000	237,159,200	6.25
May-06	79,904,000	459,088,000	5.75
Jun-06	44,472,000	253,624,200	5.70
Jul-06	19,524,000	107,394,890	5.50
Total	**662,094,000**	**3,942,781,590**	**5.96**

Bradesco
62